March 5, 2007

Petie Parnell Maguire
President
Good Earth Land Sales Company
200 Central Avenue, Suite 2200
St. Petersburg, Florida 33701

Re: Good Earth Land Sales Company
Amendment No. 1 to Form SB-2
Filed on February 13, 2007
File No. 333-139220

Dear Ms. Maguire:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your financial statements and related notes in accordance with Item 310(g) of Regulation S-B.

Cover Page

2.   In response to our prior comment 3 you have included language that sales must be at a fixed price for the duration of the offering. Our prior comment was issued because it appeared that you were registering and selling 100% of your outstanding securities for resale and that 75% of them were being sold by your President. Consequently, it appeared that you were conducting an "at the market" primary offering of equity

securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. Your revised disclosure clarifies that you are registering for resale 25% of the outstanding securities, of which your president is selling 8% and we do not consider this to be a primary offering conducted on your behalf. Accordingly, you may, but need not, fix the price for the duration of the offering. However, since this is your initial public offering and there is no current market for your securities there is no market price at which the selling security holders may sell their securities. Accordingly, you may revise the disclosure to fix the offering price until a market develops at which time the selling security holders may sell at the market price.

3. Please revise the cover page to clarify that this is a resale registration statement for 348,000 shares of common stock. In this connection, consider deleting references to a minimum and maximum offering amount since this is not a minimum/maximum offering. Further, please clarify that your reference to the fact that "this prospectus relates to 1,318,000 shares of our common stock owned as of November 30, 2006" is meant to convey the total amount of stock outstanding rather than the amount being offered.

Business Development, page 14

4. In your response to comment 18, you state that you have added a table detailing the properties and stages of those properties under the Description of Property section. Such a table was not included in that section. Please revise as necessary.

Operating History; Need for Additional Capital, page 18

5. We reissue comment 23. Please revise to more fully describe your anticipated expansion, the estimated cost of your expansion plan and the cost of each step that you will take to implement such plan. Also, please disclose all material commitments for capital expenditures that you have entered into regarding the estimated cost of your expansion.

Results of Operations- Nine months ended September 30, 2006, page 19

6. We reissue comment 25 in part. Please revise to include a discussion of the material fluctuations in your expenses from the nine months ended September 30, 2005 to September 30, 2006. For instance, but without limitation, please revise to discuss the increase in Commission Expenses.

Competitive Factors, page 23

7. You state that the "following is a list of clients that have been personally developed by Ms. Maguire and for whom she has performed work." Please revise to note if these are your clients or if the list represents potential clients.

Financial Statements for the Year Ended December 31, 2005

Statement of Changes in Stockholders' Equity, page F-11

8.   We have read and considered your response to comment 29. We note on October 31, 2006 the company authorized a 20:1 forward stock split. Please revise your financial statements for the year ended December 31, 2005 and 2004 to reflect the stock split retroactively as of the earliest period. In this regard your opening balances in the Statement of Changes in Stockholder's Equity for each period presented should already be adjusted to include the stock split and any subsequent issuances of common stock should have been restated to give effect to the stock split.

9.   We note your response to comment 31. Upon updating your financial statements please provide fiscal years 2006 and 2005 on a comparative basis.

Recent Sales of Unregistered Securities, page II-1

10.   We note your response to comment 32. Given that the investors in your common stock were not sophisticated investors, please advise us why it is appropriate for you to rely on Section 4(2) of the Securities Act of 1933 or identify another exemption from registration upon which you may have relied.

Undertakings, page II-4

11.   We reissue comment 34 in part. Please revise to include the undertaking required by Item 512(g)(2) of Regulation S-B.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Diane Harrison, Esq.